Exhibit 99.2

Employee FAQ

ABOUT THE AGREEMENT

Key Points:

•	Servier and Day One announced an agreement for the acquisition of Day One by Servier for $21.50 per share, or approximately $2.5 billion.

•

The acquisition represents an opportunity to expand the reach of Day One’s innovation and community impact, and strengthens Servier’s growing offerings in rare cancers, expanding its portfolio and pipeline with programs that address significant unmet needs.

•	The transaction remains subject to customary closing conditions and is expected to close in the second quarter of 2026.

1.	Why are we being acquired? Why is Servier the right company to acquire us?

The acquisition represents an opportunity to expand the reach of Day One’s innovation and community impact, and strengthens Servier’s growing offerings in rare cancers, expanding its portfolio and pipeline with programs that address significant unmet needs.

2.	When will the tender offer and acquisition be completed?

We currently anticipate that the tender offer and acquisition will be completed in the second quarter of 2026. The acquisition is subject to customary closing conditions, including receipt of U.S. antitrust regulatory clearances and the tender of a majority of the outstanding shares of Day One’s common stock.

3.	Will Servier retain our product and pipeline? What about our facilities?

Servier has expressed their commitment to supporting the portfolio and pipeline we’ve built. While no specific decisions have been made on facilities, more information will be shared during the integration process.

4.	Can we discuss the acquisition externally or post on social media?

You may acknowledge the acquisition externally since it has been publicly announced, but you should not post any information on your social media channels, chat rooms or engage in other public discussion forums about the acquisition. Please do not reach out, respond to or communicate with any Servier employees unless directed to do so by senior management, as this effort remains under review by regulatory authorities and there are restrictions on integration planning efforts.

ABOUT THE PROCESS

5.	What should we expect to occur prior to the close of the acquisition? What about immediately after the close?

Both companies will operate independently until the acquisition is closed.

Servier will use this upcoming period of time before closing to meet our team, to learn more about the organization and to develop plans on how best to combine our two organizations. Once the transaction is closed and the integration plans are developed, Servier will be able to communicate and start to implement the plans.

We are sensitive to the feeling of uncertainty during this time, and rest assured that both companies are committed to treating everyone fairly, honestly, and with respect and transparency throughout this process.

6.	How will the company be integrated into Servier? How will this transaction impact Day One employees?

The integration planning is in process, and more information will follow. That said, we will work with Servier to ensure our employees are treated fairly in this transition. For now, we need to remain focused on our day-to-day work, keeping in mind the same scientific rigor and patient focus that has driven everything we have done to date.

7.	When will we receive more information on timelines and integration plans?

We will work with the Servier team to plan more detailed communications over the coming weeks, with more specifics following the closing.

8.	What should we advise customers about purchase agreements / plans during the transition?

No changes should be made to current initiatives. We will continue to operate independently until the acquisition is closed.

ABOUT STAFF IMPACT

9.	What is expected of employees between now and when the transaction is closed?

We will continue to operate independently until we receive approval and the acquisition is closed. We know this is a time of uncertainty, but we ask that you stay focused and continue doing the great job that has created our success to date. The vast majority of our work – including supplying our medicine to patients, patient support programs, clinical trial operations, engaging with regulatory agencies and health care providers – will continue as they normally would. Patients are counting on us.

Outside of approved integration planning work streams, please do not reach out, respond to or communicate with any Servier employees as this transaction remains under review by regulatory authorities.

10.	Are there any immediate impacts to my current reporting structure / leadership?

No. Both companies will operate independently until we receive approval and the acquisition is closed.

11.	Will I keep my job?

It’s premature at this point to be able to answer this question. For now, all Day One employees are expected to continue in their roles through closing, to ensure we continue business as usual. Post close, and as part of the integration activities, Servier will assess the combined infrastructure and align resources to support their growth aspirations. Servier will communicate organizational alignment decisions and individual impacts for each Day One employee. Both companies are aligned in our intent to treat everyone fairly, honestly, and with respect and transparency throughout this process.

12.	Will Servier offer severance for employees who are affected by the transition?

At this time, no decisions have been made around changes to the organizational structure. Following the closing, should your position be eliminated by Servier during calendar year 2026, you would be eligible for certain change in control benefits and a prorated bonus from Jan 1, 2026 through your final date of employment with Servier.

13.	How will benefits change after the acquisition has been completed?

Between now and close, nothing changes. You will remain on Day One benefits. No specific details are available yet about benefits, however, Servier will make these determinations. The company offers competitive and comparable benefit packages.

14.	What happens to stock options, restricted stock units (RSUs) or other shares employees were granted as part of their equity compensation?

All outstanding options and RSUs will be accelerated and become fully vested at the closing of the transaction and holders will be cashed out at closing, provided that the strike price of the options is lower than the transaction price. This means that, shortly following the closing of the transaction, option holders will receive in cash the purchase price of $21.50 per share less the stock option exercise price per share, tax withholdings, and required deductions for each share subject to the stock option. Stock options that were re-priced will reflect the new, lower exercise price (and the retention period that was applied in connection with the repricing will be satisfied upon the closing). Employees will not be required to exercise their stock options.

At the same time, holders of RSUs or outstanding shares will receive in cash the purchase price of $21.50 per share less tax withholdings and required deductions for each RSU held. More specifics on this process will be provided in the coming weeks.

15.	What happens to the ESPP?

The current ESPP offering period will continue as offered until either the scheduled end of the current ESPP offering period or close of this transaction, whichever comes first. If the current ESPP offering period ends prior to the closing, then there will not be another ESPP offering period under our ESPP.

16.	If I see an open role at Servier that is of interest, can I apply for it?

Both companies will operate independently until the acquisition is completed. Post-integration opportunities will be shared by Servier.

17.	Will there be a hiring freeze between now and close?

No. We will continue our usual practice of carefully evaluating and approving open positions.

18.	When can you share more information about the transaction?

Servier will initiate the tender offer process with a public filing of a tender offer document, and Day One will make its own public filing at the same time. Please review these documents for additional information about the transaction and the background on the transaction when they become available.

19.	What about the current Day One leadership?

Nothing changes prior to close. Day One leadership will continue to focus on pursuing our strategic plan. Day One and Servier are two independent companies until the transaction has obtained regulatory approvals and has closed. Any consideration of organizational changes related to the transaction will wait until regulatory approvals have been obtained and will be announced post close.

20.	Whom do I contact with additional questions?

Prior to closing of the transaction, please submit any questions regarding the acquisition to the AskIntegrationTeam@DayOne.com.

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Cautionary Notice Regarding Forward-Looking Statements

This communication contains forward-looking statements relating to the proposed acquisition of Day One by Servier. These forward-looking statements are not based on historical fact and include statements regarding the ability of Day One and Servier to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer (the “offer”) contemplated thereby and the other conditions set forth in the Merger Agreement, statements about the expected timetable for completing the transaction, Day One and Servier’s beliefs and expectations and statements about the benefits sought to be achieved by Servier’s proposed acquisition of Day One, the potential effects of the acquisition on both Day One and Servier, and the possibility of any termination of the Merger Agreement. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions and include words such as “may,” “will,” “should,” “would,” “expect,” “plan,” “intend,” and other similar expressions, among others. These forward-looking statements are based on current assumptions that involve risks, uncertainties, and other factors that may cause actual results, events, or developments to be materially different from those expressed or implied by such forward-looking statements. These risks and uncertainties, many of which are beyond our control, include, but are not limited to, future events and trends that Day One believes may affect the financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs of Day One. There can be no guarantee that such expectations and projections will prove accurate in the future.

All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the offer and the subsequent merger; uncertainties as to how many of Day One’s stockholders will tender their shares in the offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the merger and the offer contemplated thereby may not be satisfied or waived; the effects of disruption from the transactions contemplated by the Merger Agreement on Day One’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; and the risk that stockholder litigation in connection with the offer or the merger may result in significant costs of defense, indemnification and liability. Moreover, Day One operates in a very competitive and rapidly changing environment, and new risks emerge from time to time. Although Day One believes that the expectations reflected in such forward-looking statements are reasonable, it cannot guarantee future events, results, actions, levels of activity, performance or achievements, business and market conditions, the timing and results of any developments and whether the conditions to the closing of the proposed acquisition are satisfied on the expected timetable or at all. Other risks that may affect the future results of Day One and Servier are identified in their respective filings with the Securities and Exchange Commission (the “SEC”) or other public disclosures. These forward-looking statements speak only as of the date they are made, and Day One and Servier undertake no obligation to update forward-looking statements, and readers are cautioned not to place undue reliance on such forward-looking statements.

Additional Information about the Acquisition and Where to Find It

The offer referenced in this communication has not yet commenced. This communication is for informational purposes only, is not a recommendation and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Servier and the Purchaser will file with the SEC upon commencement of the offer. A solicitation and offer to buy outstanding shares of Day One will only be made pursuant to the tender offer materials that Servier and the Purchaser intend to file with the SEC. At the time the offer is commenced, Servier and the Purchaser will file with the SEC tender offer materials on Schedule TO, and Day One will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer.

THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. INVESTORS AND STOCKHOLDERS OF DAY ONE ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AND EACH AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND STOCKHOLDERS OF DAY ONE SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES OF COMMON STOCK IN THE OFFER. The tender offer materials (including the Offer to Purchase and the related Letter of Transmittal) will be made available to all stockholders of Day One at no expense to them under the “Investor Resources” section of Day One’s website at https://ir.dayonebio.com/ or by email at investors@dayonebio.com , or by directing requests for such materials to the information agent for the offer, which will be named in the tender offer materials, and (once they become available) the tender offer materials as well as the Solicitation/Recommendation

Statement will be mailed to the stockholders of Day One free of charge. Copies of the documents filed with the SEC by Day One will be available free of charge on Day One’s website, https://ir.dayonebio.com/, or by contacting Day One’s investor relations department at investors@dayonebio.com. The information contained in, or that can be accessed through, Day One’s website is not a part of or incorporated by reference herein. The tender offer materials (including the Offer to Purchase and the related Letter of Transmittal), as well as the Solicitation/Recommendation Statement, will also be made available for free on the SEC’s website at www.sec.gov. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Day One files annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read any reports, statements, or other information filed by Servier or Day One with the SEC for free on the SEC’s website at www.sec.gov.